Exhibit 12.1

	For the Fiscal Years Ended September 30,
	2012	2011	2010	2009	2008
(in thousands, except ratios)
Net income	$61,241	$111,843	$7,454	$117,352	$146,531
Fixed charges	155,561	130,402	133,737	132,691	128,861
Amortization of capitalized interest	2,221	2,229	2,231	2,214	2,031
Capitalized interest	(34)	—	(66)	(1,062)	(6,548)
Loss attributable to non-controlling interests	2,019	2,134	2,258	1,992	2,729
Earnings	$221,008	$246,608	$145,614	$253,187	273,604
Interest expense, inclusive of accretion of bond discount and net of capitalized interest	$137,280	$110,560	$109,578	$101,407	$88,962
Capitalized interest	34	—	66	1,062	6,548
Amortization of debt issuance costs	8,743	7,150	7,206	8,282	4,831
Interest portion of rental expense (1)	1,256	1,326	1,461	1,515	1,435
Accretion of discount to the relinquishment liability	8,248	11,366	15,426	20,425	27,085
Fixed charges	$155,561	$130,402	$133,737	$132,691	$128,861
Ratio of earnings to fixed charges (2)	1.42	1.89	1.09	1.91	2.12
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(1)	A 10% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.

(2)	Pursuant to Item 503 of Regulation S-K.